Exhibit 99.1

Media Contacts: Tally Netzer, Director of Corporate Communications, Optibase Ltd. 011-972-9-9709-202 tallyn@optibase.com

Jennifer Hicks, ink Communications for Optibase +1-617-488-0988 ext. 2 Jennifer@theinkstudio.com Investor Relations Contact: Lee Roth, KCSA for Optibase +1-212-896-1209 lroth@kcsa.com

Optibase Ltd. Announces Management Changes

Amir Philips to Replace Danny Lustiger as Chief Financial Officer

HERZLIYA, Israel,  April 11, 2007 – Optibase, Ltd. (NASDAQ:OBAS) a leading provider of advanced digital video solutions today announced that Mr. Amir Philips has been appointed the Company’s Chief Financial Officer, effective May 15, 2007. Mr. Philips will replace Danny Lustiger, who is leaving Optibase after more than 11 years, to take a senior executive position at a publicly-traded holding company in Israel.

Mr. Philips currently serves as VP Finance of Optibase Inc., the Company’s U.S. subsidiary. He has been with Optibase for 7 years in various capacities; including controller of Optibase Ltd.

Tom Wyler, Chairman and Acting Chief Executive Officer of Optibase commented, “First, on behalf of everyone at Optibase, I would like to thank Danny for more than 11 years of dedication and service to the Company. Danny has played a key role in multiple facets of our organization, having held important positions at both Optibase Inc as president. and Optibase Ltd as CFO., and has been a great asset to the Company. While we are sorry to see Danny depart from Optibase, we understand his decision to take the position he has been offered. I would like to wish Danny all the best in his new position, and I have the utmost confidence that he will be successful in this endeavor.”

Commenting on the appointment of Mr. Philips as the new CFO, Mr. Wyler said, “I would like to congratulate Amir on his upcoming promotion to CFO. Having played an important role in the operations of Optibase, Inc. for the last 3 years, he is well prepared to step into this new role and I have a great deal of confidence that Amir will be able to make a smooth transition.

Danny Lustiger added, “My eleven years at Optibase have been truly rewarding, particularly the last three in which I have had the honor of serving as the Company’s CFO. I will do everything possible to support the Company and ensure a smooth transition during the next several weeks, and would like to extend my deepest gratitude to the entire Optibase family, our customers and shareholders. We have made great progress over the last several quarters and I am confident that Optibase will continue moving forward under the leadership of Tom.”

About Optibase
Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake to update forward-looking statements made herein.